EXHIBIT 99.1

Caledonia Mining Corporation Plc: Notification of relevant change to significant shareholder

ST HELIER, Jersey, April 20, 2023 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the "Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that it received notification on April 19, 2023 from Allan Gray Proprietary Limited of a change to its interest in the Company and on April 17, 2023 crossed a particular threshold for notification.

A copy of the notification is below.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
Cenkos Securities plc (Nomad and Joint Broker) Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker) Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

TR-1: Standard form for notification of major holdings

1. Issuer Details
ISIN
JE00BF0XVB15
Issuer Name
CALEDONIA MINING CORPORATION PLC
UK or Non-UK Issuer
UK

2. Reason for Notification

An acquisition or disposal of voting rights

3. Details of person subject to the notification obligation
Name
Allan Gray Proprietary Limited
City of registered office (if applicable)
Cape Town
Country of registered office (if applicable)
South Africa

4. Details of the shareholder
Full name of shareholder(s) if different from the person(s) subject to the notification obligation, above

City of registered office (if applicable)

Country of registered office (if applicable)

5. Date on which the threshold was crossed or reached

17-Apr-2023

6. Date on which Issuer notified

19-Apr-2023

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8.A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights held in issuer
Resulting situation on the date on which threshold was crossed or reached	11.275500	0.000000	11.275500	2163543
Position of previous notification (if applicable)	12.067900	0.000000	12.067900

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

8A. Voting rights attached to shares
Class/Type of shares ISIN code(if possible)	Number of direct voting rights (DTR5.1)	Number of indirect voting rights (DTR5.2.1)	% of direct voting rights (DTR5.1)	% of indirect voting rights (DTR5.2.1)
JE00BF0XVB15	2163543		11.275500
Sub Total 8.A	2163543		11.275500

8B1. Financial Instruments according to (DTR5.3.1R.(1) (a))
Type of financial instrument	Expiration date	Exercise/conversion period	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Sub Total 8.B1

8B2. Financial Instruments with similar economic effect according to (DTR5.3.1R.(1) (b))
Type of financial instrument	Expiration date	Exercise/conversion period	Physical or cash settlement	Number of voting rights	% of voting rights
Sub Total 8.B2

9. Information in relation to the person subject to the notification obligation

1. Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

Ultimate controlling person	Name of controlled undertaking	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

10. In case of proxy voting
Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional Information

12. Date of Completion

19-Apr-2023

13. Place Of Completion

Cape Town, South Africa